OM FINANCIAL LIFE INSURANCE COMPANY
                                OLD MUTUAL FINANCIAL NETWORK SEPARATE ACCOUNT VA
                                                               1001 Fleet Street
                                                       Baltimore, Maryland 21202
                                                                 Eric L. Marhoun
                                                                 General Counsel
                                                            Office: 410-895-0082
                                                               Fax: 410-895-0085
                                                  E-mail:  eric.marhoun@omfn.com


                                  May 23, 2008


VIA EDGAR TRANSMISSION


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


        RE: OLD MUTUAL FINANCIAL NETWORK SEPARATE ACCOUNT VA ("REGISTRANT") FILE NOS. 333-137531 AND 811-21952
               POST-EFFECTIVE AMENDMENT NO. 8 ("AMENDMENT")
               BEACON NAVIGATOR FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY


Commissioners:

        On May 1, 2008, Registrant filed the above-referenced Amendment containing a supplement (the "Supplement") to the prospectus contained in Registrant's registration statement. On May 20, 2008, Registrant filed correspondence ("May Correspondence") describing proposed changes to the Supplement to reflect Registrant's responses to the Commission staff's comments to the Amendment.

        Registrant and the undersigned principal underwriter hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the above-referenced Amendment effective on May 30, 2008.

        In support of this request, the undersigned represent that:

        o promptly after the Amendment is declared effective, Registrant will file via Rule 497 an amended supplement ("Amended Supplement") which will reflect the changes described in the May Correspondence;

        o the Amended Supplement will not reflect any changes to the Supplement other than to reflect the changes described in the May Correspondence, and to change the date of the Supplement from "July 1, 2008" to "June 1, 2008;" and

        o Registrant will not offer the prospectus with the changes described in the Amendment without also delivering the Amended Supplement.

                                            Very truly yours,


               OLD MUTUAL FINANCIAL NETWORK        OLD MUTUAL FINANCIAL NETWORK
               SEPARATE ACCOUNT VA                 SECURITIES, INC.



               By: /S/Eric L. Marhoun              By: /S/ Eric L. Marhoun



cc:     Rebecca A. Marquigny, Esq.
        Chip Lunde, Esq.